Exhibit 99.3

2Q26 Earnings presentation August 24, 2026

2 Disclaimer Forward -Looking Statements This presentation contains forward -looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "forward -looking statements") . All statements other than statements of historical fact contained in this presentation may be forward -looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations . These forward -looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations . Although the Company believes that these estimates and forward -looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward -looking statements due to various factors, including those described in the Company's filings with the SEC . The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward -looking statements made herein, except where it would be required to do so under applicable law. The forward -looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast," "plan," "predict," "potential," "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions . Forward -looking statements speak only as of the date they were made and the Company cannot guarantee future results, levels of activity, performance or achievements . The Company does not undertake any obligation to update these forward -looking statements in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events . This presentation includes financial information prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IFRS financial information"). This presentation also includes non-IFRS financial information, which should be considered supplemental to, not a substitute for, or superior to, the financial measure calculated in accordance with IFRS . There are a number of limitations related to the use of these non-IFRS financial measures and their nearest IFRS equivalents . For example, the Company's definitions of non-IFRS financial measures may differ from non-IFRS financial measures used by other companies . This presentation includes market and industry data and forecasts that the Company has derived from independent consultant reports, publicly available information, various industry publications, other published industry sources, and its internal data and estimates . Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable . Although the Company believes that these third-party sources are reliable, it does not guarantee the accuracy or completeness of this information, and the Company has not independently verified this information . The Company's internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which the Company operates and management's understanding of industry conditions . Although the Company believes that such information is reliable, it has not had this information verified by any independent sources . In addition, the information contained in this presentation is as of the date hereof (except where otherwise indicated), and the Company has no obligation to update such information, including in the event that such information becomes inaccurate or if estimates change . Subsequent materials may be provided by or on behalf of the Company in its discretion and such information may supplement, modify or supersede the information in these materials . Neither the Company, nor any of its respective affiliates, advisors or representatives shall have any liability whatsoever (in negligence or otherwise) for any loss or damage howsoever arising from any use of these materials or their contents or otherwise arising in connection with these materials . This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM ©or® symbols, but the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights .

3 Presenters Danilo Caffaro Executive Vice President of Consumer Banking Eduardo Chedid Chief Executive Officer André Cazotto Chief Financial Officer & Investor Relations Officer

4 Eduardo Chedid Chief Executive Officer Performance Overview

Strong Execution Leading to Guidance Beat

METRIC	2Q26 GUIDANCE	2Q26 ACTUAL	GUIDANCE BEAT
Total Credit Portfolio	~R$31.0B	R$31.9B	+3.0%
Quarterly Cost of Risk	~3.7 – 3.9%	3.9%	Aligned
Managerial Revenues[(1)]	~R$3,600M	R$3,730M	+3.6%
Net Interest Income	~R$1,900M	R$2,002M	+5.4%
Gross Profit	R$1,150M	R$1,246M	+8.4%
IFRS EBT	~R$265M	R$268M	+1.3%
IFRS Net Income	~R$235M	R$269M	+14.5%
Adjusted EBT	~R$285M	R$291M	+2.1%
Adjusted Net Income	~R$245M	R$283M	+15.5%

Note: (1) Considers the total revenue and financial income for the 2Q26 excluding derivative and hedge accounting revenues in the amount of R$391 million.

5

2Q26 Results Highlights

Solid results in operational metrics, Scaling with Consistency

Total Accounts

in million



+10%
YoY
+3%
QoQ
63.9
68.6
70.4
41.5
44.3
45.4
2Q25
1Q26
2Q26
Quarterly Active Clients(1)

Consolidated TPV

R$ billion



+27%
YoY
+7%
QoQ
132.4
156.0
167.6
2Q25
1Q26
2Q26

Wallet & Banking TPV(2)

R$ billion



+19%
YoY
+6%
QoQ
119.9
134.0
142.6
2Q25
1Q26
2Q26

Total Cash-in(3)

R$ billion



+17%
YoY
+9%
QoQ
116.3
125.4
136.4
2Q25
1Q26
2Q26

Total Deposits(4)

R$ billion



+45%
YoY
+10%
QoQ
24.8
32.5
35.8
2Q25
1Q26
2Q26

Active Insurance Policies

in million



+63%
YoY
+9%
QoQ
6.8
10.2
11.1
2Q25
1Q26
2Q26

Note: (1) Quarterly Active Clients considers consumers and businesses that have opened our app at least once and/or made a financial transaction and/or generated revenue during the preceding three-month period. (2) Wallet & Banking TPV includes the total payment volume generated from our wallet and banking products (P2P, Pix, bill payments, money withdrawal, wire transfers, and international remittance and exchange). (3) Total cash-in includes total funds added to the customers' account balance through Pix, bank slips, payroll portability, P2P payments, and other means. (4) Total deposits include the following: (i) user CDBs and payment accounts; (ii) deposits from corporate customers; (iii) other obligations under financial instruments – such as non-convertible subordinated Financial Letters namely: a fixed-rate senior Financial Letter (R$ 263 million) and a CDI-indexed subordinated Financial Letter (R$ 539 million), maturing on December 22, 2027 and December 28, 2039, respectively; (iv) balance of commercial establishments – corporates; (v) financial liabilities under repurchase agreements – LFT.

6

2,352 117 2Q25 3,190 322 1Q26 3,730 391 2Q26 2,469 3,512 4,122 +67% +17% 7 2Q26 Results Highlights Solid results in financial metrics | Monetizing at Scale Note: (1) Managerial Revenues is the total net revenue and financial income excluding revenues from derivative and hedge accounting . (2) ARPAC means average revenue per active client. ARPAC is calculated as the total net revenues divided by the average number of active clients in the beginning and end of the period . (3) Gross Profit is equal to the total revenue and financial income minus transaction and financial expenses minus credit loss allowance expenses in the period . 2.9 2Q25 1Q26 2Q26 60.4 80.7 92.0 57.6 73.3 7.4 83.3 8.7 +52% +14% Total Revenue and Financial Income (1) R$ million ARPAC (2) R$ / active client Managerial Revenues Derivative & Hedge Accounting Gross Profit (3) R$ million 2Q25 1Q26 2Q26 845 1,096 1,246 +48% +14% YoY QoQ YoY QoQ YoY QoQ +59% +17% +45% +14%

2Q26 Results Highlights

Solid results in financial metrics | Efficiency Compounding


Cost to Serve(1)
R$ / active client
+13%
YoY
+5%
QoQ
18.9
20.3
21.3
0.7
+1%
20.6
2Q25
1Q26
2Q26
Anticipation of Marketing Investments(3)
Adjusted EBT(2)
R$ million
+174%
YoY
+17%
QoQ
106
248
291
2Q25
1Q26
2Q26
Adjusted Net Income(2)
R$ million
+135%
YoY
+67%
QoQ
120
169
283
2Q25
1Q26
2Q26

Note: (1) We define the average cost to serve per quarterly active client as the sum of transaction expenses, technology expenses, marketing expenses (excluding customer acquisition expenses), personnel expenses (excluding provision expenses from the share-based long-term incentive plan), and administrative expenses divided by the average number of quarterly active clients during the period. (2) EBT and Net Income for 2Q26 were adjusted by the expenses of the share-based long-term incentive plan. (3) Opportunistic investments in marketing campaigns for seasonal events.

8

9 17% 48% 9% 26% 2Q24 18% 31% 16% 35% 2Q25 23% 24% 24% 29% 2Q26 Float and hedge accounting Fees, commissions, and other services Secured and partially secured credit products Unsecured credit products 1,237 2,469 4,122 2Q26 Results Highlights Solid track record with a more resilient and diversified model Total Revenue and Financial Income (R$ M) 71% Revenues with no or lower credit risk (1) (2) (3) (4) Note: (1) "Unsecured credit products" includes interest revenues from the personal loans and credit cards portfolio. (2) "Secured and partially secured credit products" includes interest revenues from the private payroll loan, public payroll loan, and FGTS portfolios . (3) "Fees, commissions, and other services" includes total net revenue from transaction activities and other services, as well as financial income originating from the prepayment of third- party credit card transactions conducted by our consumers in the ecosystem . (4) "Float and hedge accounting" is calculated as the difference between total revenue and the sum of unsecured credit products, secured credit products, and fees, commissions, and other services .

10 2Q26 Results Highlights Strong revenue growth, boosted by secured and non -credit revenues 2Q25 3Q25 4Q25 1Q26 2Q26 391 465 581 820 1,008 +158% +23% Note: (1) "Secured and Partially Secured " includes interest revenues from the private payroll loan, public payroll loan, and FGTS portfolios . (2) "Unsecured" includes interest revenues from the personal loans and credit cards portfolio. (3) Non-Credit revenues include "Fees, commissions, and other services" and "Float and hedge accounting" revenues . Secured and Partially Secured Credit Revenues (1) in million Unsecured Credit Revenues (2) in million Non -Credit Revenues (3) in million 2Q25 3Q25 4Q25 1Q26 2Q26 860 903 988 1,089 1,204 +40% +11% 2Q25 3Q25 4Q25 1Q26 2Q26 1,218 1,363 1,445 1,604 1,910 +57% +19%

11 2Q26 Results Highlights Strong bottom line growth, resulting in increasing profitability and compelling ROE Adjusted Net Income (1) (R$ M) 2Q25 1Q26 2Q26 120 169 283 +135% +67% Quarterly Annualized Adjusted ROE (2) (%) 20.3% 2Q25 15.5% 1Q26 20.2% 2Q26 Note: (1) Adjusted by the expenses of share -based long - term incentive plan expenses . (2) Quarterly Annualized Adjusted ROE is calculated as the adjusted net income for the quarter multiplied by four and then divided by the average adjusted average equity, which is the average considering the beginning and the end of the period . YoY QoQ

12 2Q26 Results Highlights Credit origination and portfolio delivering relevant growth trends 2Q25 1Q26 2Q26 13.9 17.4 19.5 +40% +12% 2Q25 1Q26 2Q26 2.7 4.5 4.8 +78% +7% 16.0 (99% ) 0.1 (1%) 2Q25 26.1 (93% ) 2.0 (7% ) 1Q26 29.7 (93% ) 2.3 (7% ) 2Q26 16.1 28.0 31.9 +99% +14% PicPay Card TPV R$ billion Consumer Loans Origination R$ billion Total Credit Portfolio R$ billion Consumers SMBs and others YoY QoQ YoY QoQ YoY QoQ

13 Danilo Caffaro Executive Vice President of Consumer Banking Product Highlights Eduardo Chedid Chief Executive Officer

2Q26 Product Highlights

A&E | A complete portfolio of services and experiences to our users focusing on increasing engagement and monetization

CUSTOMER at the center of the ecosystem

Shopping Marketplace
145k SKUs across 37 sellers

Shopping and Gift Cards
370 affiliates: Shopee, Amazon, Netflix, Uber

Sports Betting
Sports betting integrated into the ecosystem

Prize Draws
Lucky Numbers, Raffles, Themed World Cup Games

Lottery
National Lotteries, pools and more

Food Delivery
Grocery in 15 min in main capitals | Rappi

PicPay Travel
Flights, hotels, packages, cars, Disney | CVC

Tickets and Entertainment
Top 3 cinema networks, themed parks and concerts

Streaming
Exclusive distribution of Sony One among fintechs

Mobility
Urban transport top up and Gas Station App

TIM PicPay
Exclusive hybrid plan with best giga-price value

Telecom
Prized Top Ups with leading operators

iGaming


Draws & Prizes
Over 800,000 prizes paid
Capitalization
Scratch Now
Over
60,000
prizes
Buy for R$ 2.50
Lucky Pot
500,000
REAIS

Lucky Numbers

National Lotteries

Themed World Cup games

One year to build a high margin business with over **2.7M clients**

More reasons to use PicPay every day

A broader everyday ecosystem increases relevance, engagement and the opportunity to deepen the financial relationship.

ENGAGEMENT > FINANCIAL CROSS-SELL > HIGHER CUSTOMER LTV

14

2Q26 Product Highlights

SMBs | Portfolio evolution & performance overview

New SMB Accounts

'000, monthly average



+3.2x
27
67
85
1H25
2H25
1H26

Supply Chain Finance Origination

R$ million



+26.3x
40
693
1,050
4Q25
1Q26
2Q26

Tap on Phone for Consumers



R$100,00

PicPay is expanding its Tap on Phone solution to individual consumers, enabling **70 million users** to accept debit and credit card payments directly on their smartphones.

Marketing AI Agent

The AI marketing agent enables SMBs to create self-serve ads. Our platform identifies the most relevant PicPay customers within the merchant's geographic footprint, maximizing conversion potential.



First week of our Marketing AI Agent generated impressive numbers

- **10k+ opt ins**
- **1,5k+ marketing campaigns**
- **1,7M+ individuals received at least one ad**

15

2Q26 Product Highlights

Consumers | Day-to-day banking business evolution

Full Investment Platform



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Today
1w
1m
6m
About the asset
+280
Products offered
Fixed Income live
New brokerage

A complete investment offering, end to end

Broad fund shelf, Fixed Income and a new brokerage platform to serve every investor profile.

EPIC – High Income Segment

Rolling out Epic to existing clients with a compelling value proposition

- ✓ **14% Epic %** of PicPay Card TPV
- ✓ **23% Eligible base penetration**(1)
- ✓ **80% Clients** using package benefits
- ✓ **+20x Higher ARPAC** than PicPay's average client

Package Benefits — Premium Partners

Amazon Prime Prime Video

Telemedicine Online Appointments

Home Assistance

Toll Tag

AI Agents & Appless Strategy

✦ **1st Brazilian bank on AI Clients**



ChatGPT 4o
I want to check my PicPay balance
Sure! Here is your current PicPay balance:
Available balance
R$ 2.532,40
Date: 28/05
And my last week's statement?
Here is your statement for last week:
28/05 Received transfer +R$ 380,00
27/05 Online payment - R$ 192.00
25/05 Uber - R$ 35,60
24/05 Coffee - R$ 14.80
21/05 Market - R$ 186,80
View full statement
And my investments?
You have R$ 1,980.75 invested. Here is the summary:
Total invested
R$ 1,980.75
Returns (month)
+ R$ 132.40 (7.16%)
Message...

Official plug-in live in both Claude and OpenAI ecosystems.

Rolling out 2nd generation WhatsApp & in-app agent.

More tools, session memory, internet access & sequential multi-task.

Reinforces our **appless strategy**, solving broken journeys anywhere our users need us, with contextual and relevant products and services.

Note: (1) Considering eligible users in the quarter.

16

17 Danilo Caffaro Executive Vice President of Consumer Banking Credit Overview

2Q26 Credit Overview We continue to gain market share by increasing our share of wallet across the different products, and still significant room to grow Private Payroll Loans Portfolio¹ Personal Loans Portfolio¹² Cards TPV³ Credit Cards Portfolio¹ 2.76% 4.93% 6.37% 2.28% 2.76% 2.81% 1.18% 1.53% 1.64% 0.82% 1.08% 1.22% Market Share (1) – 2Q26 (%) Note: (1) Market data from the Central Bank of Brazil, as of June 2026 and June 2025. (2) Market data from the Central Bank of Braz il as of June 2026 and June 2025, includes personal loans, FGTS, BNPL and renegotiation. (3) Total card TPV includes pre-paid, debit, and credit card volumes in 2Q26 and 2Q25. Market data from ABECS. 18 2Q25 1Q26 2Q26

19 New cards almost doubled their contribution to portfolio expansion compared to last quarter , reflecting our progressive limits approach, designed as an early -stage customer acquisition and risk -calibration strategy. 86% on lower -risk loans and mature credit cards Total Credit Portfolio Evolution R$ billion Mature Cards (12+ mo) +13% New Cards (<12 mo) 46% Unsecured Personal Loans 2Q26 54% 1Q26 (4)% FGTS +1% Public Payroll Loans +56% Private Payroll Loans +9% Supply Chain Finance +24% 28.0 31.9 +1% +3.9 (+14% ) (0.1) 0.0 +2.2 +0.3 +0.9 +0.5 +0.1 55% 45% Secured and Partially Secured Unsecured 2Q26 Credit Overview Credit growth continues to be mainly driven by secured and partially secured products and mature credit cards

20 Cards Portfolio Portfolio NPL +30 Creation (1) (100 basis = 1Q25) 100 106 106 105 98 92 218 203 174 169 180 173 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 Standard Strategy Growth Strategy Progressive Limits Note: (1) Rolling average 2 quarters; (2) For the credit card portfolio, it includes upgraded credit cards. (2) 21% 24% 26% 26% 28% 30% Progressive Limits (% of total balance) Credit card portfolio NPL creation is trending better than the same period last year on both strategies, and relatively stable versus last quarter, already considering its seasonality 2Q26 Credit Overview We continue to execute our underwriting strategy across two complementary objectives: performance and growth

21 Standard Strategy Portfolio Performance approach Growth Strategy Portfolio CAC approach (1) Personal Loans ($over30 per cohort) 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1Q24 1Q26 Growth portfolio performance reflects the intentional risk –growth trade -off as origination volumes increased, with newer cohorts reflecting the deliberate incremental risk assumed to accelerate growth . All of this while maintaining the same risk appetite and targeted risk - adjusted returns. 2Q25 3Q25 4Q25 1Q26 % Orig. - 9% 28% 30% Vs. Standard 0.65x avg. term 2x avg. spread Private Payroll Loans ($over30 per cohort) 2Q25 3Q25 4Q25 1Q26 % Orig. 16% 19% 25% 25% Vs. Standard 0.25x avg. term / 2x avg. spread 2Q26 Credit Overview Cohort performance across both strategies remained relatively stable, even with Standard portfolio Q1 seasonality effects Underwriting (1) For Private Payroll Loans, cluster C is considered CAC Strategy; for Cards Portfolio, it includes upgraded cards | (2) Rolling average 2 quarters | (3) Origination Exposure

2Q26 Credit Overview

Private Payroll Loan | Continues to operate with healthy margins, reflecting strong customer attraction and profitability

Marginal ROE[1] %	Contracts	Market share %	ARPAC	Cross Selling	327k
>80%	3.6M Since the beginning	6.4% as of June 2026	8.9x higher than PicPay's average client	~30% higher compared to no private payroll loan customers	Companies Well-diversified employer risk

Private Payroll Loan Portfolio

R$ billion



+5.6x
+44.1%
1.3
1.5
2.9
5.0
7.2
2Q25
3Q25
4Q25
1Q26
2Q26

Credit Insurance since August 2025

Note: (1) Marginal ROE is defined as the net income excluding corporate expenses and cost sharing divided by allocated capital, which is equal to a capital ratio of 10.5% multiplied by a risk weight factor of 75% multiplied by the total balance minus credit loss allowance balances calculated on a monthly basis for each customer cohort. The calculation considers gross loan origination except for debt repayment.

22

23 André Cazotto Chief Financial Officer & Investor Relations Officer Financial Results

2Q26 Financial Results Early delinquency improved , while late -stage NPLs reflect portfolio maturation 24 90+ NPLs & Stage 3 over Total Credit Portfolio (%) 4.0% 6.3% 1Q25 4.1% 7.1% 2Q25 6.0% 8.7% 3Q25 7.2% 11.9% 4Q25 8.9% 12.7% 1Q26 9.8% 12.9% 2Q26 15-90 NPLs (%) 6.2% 1Q25 7.0% 2Q25 8.0% 3Q25 7.6% 4Q25 8.4% 1Q26 7.5% 2Q26 NPL over 90 Stage 3

25 NPL 90 (%) 1Q26 +318bps Aging (117)bps Origination +50bps Seasonality (34)bps Product Mix (7)bps Others (117)bps Desenrola 2Q26 8.9% 9.8% Stage 3 (% of total credit portfolio) 1Q26 +184bps Aging (117)bps Origination +41bps Seasonality (26)bps Product Mix (9) bps Others (46) bps Desenrola 2Q26 12.7% 12.9% +93bps +27bps 2Q26 Financial Results NPL and Stage 3 movement: vintage maturation and seasonal dynamics

26 Stage 3 Formation (2) (%) Notes : (1) The stage 2+3 formation rate is calculated considering stage 2 and 3 credit balances in the end of the period minus the stage 2 and 3 credit balances in the previous period plus write-off in the current period divided by the total credit portfolio in the previous period . (2) The stage 3 formation rate is calculated considering the stage 3 balance in the end of each period minus the stage 3 balance in the previous period plus write-off in the current period divided by the total credit portfolio the previous period . 3.1% 2Q25 3.8% 3Q25 7.1% 4Q25 3.9% 1Q26 3.6% 2Q26 Stage 2+3 Formation (1) (%) 7.0% 2Q25 5.9% 3Q25 5.1% 4Q25 5.1% 1Q26 4.9% 2Q26 S2+S3 formation rate decreased over the last twelve months S3 formation rate came in at 3.6% in 2Q26 2Q26 Financial Results Evolution of Stage 2+3 and 3 Formation

27 2Q26 Financial Results Portfolio classification by stages and coverage Total Credit Portfolio R$M Coverage by Stage % Stage 1 Stage 2 Stage 3 Stage 1 84.1% 83.5% 76.4% 77.0% 74.1% 56.6% 2Q25 59.1% 3Q25 62.0% 4Q25 63.9% 1Q26 62.7% 2Q26 Stage 3 1.5% 1.1% 1.4% 1.3% 1.4% Stage 2 + 3 Stage 2 39.2% 40.5% 38.8% 41.3% 43.2% 80% 7% 13% 1Q26 79% 8% 13% 2Q26 28,043 31,942 +14% QoQ Stage 3 coverage reduction was primarily related to the Desenrola program . Loans renegotiated under Desenrola benefit from an FGO guarantee (The Operations Guarantee Fund) covering 50% of the outstanding exposure

28 2Q26 Financial Results Performance in line with Loss Absorption guidelines, controlled cost of risk, and robust portfolio coverage Quarterly Cost of Risk (2) (%) Loss Absorption Ratio (1) (%) Note: (1) Represents all the expected losses over all the lifetime credit -related revenues of a given credit concession . (2) Quarterly cost of risk is calculated as the credit loss allowance expenses in the quarter divided by the average total credit portfolio at the beginning and end of the period for each quarter presented . (3) Total coverage is calculated as the total credit loss provision divided by the total credit portfolio. Credit Loss Allowance Expenses & Total Coverage (3) R$M; % 615 633 800 974 11.7% 2Q25 12.8% 3Q25 13.1% 4Q25 13.9% 1Q26 13.9% 2Q26 1,181 Total Coverage CLA expenses 4.2% 2Q25 3.6% 3Q25 3.7% 4Q25 3.7% 1Q26 3.9% 2Q26 53.3% 2Q25 50.2% 3Q25 54.0% 4Q25 54.9% 1Q26 56.5% 2Q26

Total Revenue and Financial Income R$M Adjusted Operating Expenses & Adj. Efficiency Ratio (1) Evolution R$M; % 29 Notes : (1) The Adjusted Efficiency Ratio considers the sum of transactional expenses, technology expenses, marketing expenses, personnel expenses, administrative expenses, and other expenses divided by total revenue and financial income minus interest and other financial expenses, and other income . 2Q25 3Q25 4Q25 1Q26 2Q26 2,469 2,731 3,014 3,512 4,122 +67% +17% 56.2% 2Q25 53.8% 3Q25 49.9% 4Q25 46.9% 1Q26 44.8% 2Q26 739 773 772 848 955 +29% +13% Adj. Opex Adj. Efficiency Ratio 2Q26 Financial Results Improving efficiency driven by fast revenue growth and scale gains

2Q26 Financial Results

Financial margin expansion

Net Interest Income (NII)(1) & Net Interest Income Margin (NIM)(2)

R$M & %



19.6%
17.7%
17.7%
18.7%
19.4%
+65%
YoY
+18%
QoQ
1,212
1,277
1,431
1,704
2,002
2Q25
3Q25
4Q25
1Q26
2Q26
NII
NIM

Margin from Credit products(3)

R$M & %



31.7%
29.0%
27.8%
27.2%
27.8%
+81%
YoY
+18%
QoQ
1,153
1,258
1,483
1,771
2,087
2Q25
3Q25
4Q25
1Q26
2Q26
NII
NIM from Credit Products

Margin from Credit Products After Losses(4)

R$M & %



14.8%
14.4%
12.8%
12.3%
12.1%
+68%
YoY
+14%
QoQ
539
626
682
798
908
2Q25
3Q25
4Q25
1Q26
2Q26
Margin after losses
NIMAL

Notes: (1) NII is calculated as financial income less interest and other financial expenses. (2) NIM is calculated as NII multiplied by 4 and then divided by the average of the following balance sheet metrics: (i) cash and cash equivalents; (ii) financial assets at fair value through profit or loss; (iii) financial assets at fair value through other comprehensive income, or OCI; (iv) interest-earning portfolio; (v) other receivables; (vi) other financial assets at amortized cost, and (vii) interest bearing trade receivables. (3) We calculate margin from credit products as the sum of total net revenue from transaction activities and other services and financial income from our credit operations (cards and loans) minus cost of funding from these products. NIM from credit products is calculated as margin from credit products multiplied by four and then divided by the average of the total credit portfolio. (4) We calculate margin from credit products after losses as margin from credit products minus credit loss allowance expenses. NIMAL is calculated as margin from credit products after losses multiplied by four and then divided by the average of the total credit portfolio.

30

2Q26 Financial Results

Increasing funding base with controlled cost of funding

Total Deposits[1] and Cost of Funding[2]
(R$B & % of CDI)



96.4%
94.2%
93.6%
94.0%
96.2%
+45%
+10%
24.8
27.8
30.0
32.5
35.8
2Q25
3Q25
4Q25
1Q26
2Q26
Cost of Funding
Third-party funds

Multiple sources of Funding Growth...

- Digital on platform
- Third-party platforms
- FIDCs
- Financial Letter of Credit (LC)

... and actively seeking other efficient sources of funding in the market

In May 2026, we issued PicPay FIDC FGTS II, raising R$1.25 billion

Note: (1) Total deposits include the following: (i) user CDBs and payment accounts; (ii) deposits from corporate customers; (iii) other obligations under financial instruments – such as non-convertible subordinated Financial Letters namely: a fixed-rate senior Financial Letter (R$ 263 million) and a CDI-indexed subordinated Financial Letter (R$ 539 million), maturing on December 22, 2027 and December 28, 2039, respectively; (iv) balance of commercial establishments – corporates; (v) financial liabilities under repurchase agreements – LFT.

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2Q26 Financial Results Solid capital position, with CET1 at 15.6% CET1 ratio (R$ billion; % of RWA) 32 2.0 (8.5%) 1.5 (6.2%) 0.5 (2.0%) 1Q26 2.3 (8.5%) 1.4 (5.4%) 0.5 (1.7%) 2Q26 Required Regulatory Capital (1) Including Conservation Buffer Excess Capital Held at PicPay Bank Excess Capital Held at PicS N.V. 16.7% 15.6% Note: (1) The required regulatory capital includes the minimum CET 1 ratio (4.5% ), the capital conservation buffer (2.5% ) as well as the portion of the minimum Tier 1 ratio (1.5% ) that can be met with Additional Tier 1 capital instruments (e.g. perpetual subordinated debt), as PicPay is currently fulfilling the entire required Tier 1 ratio, including the conservation buffer, with common equity capital . Once PicPay issues Additional Tier 1 capital instruments sufficient to fulfill the 1.5% requirement, the required CET 1 ratio will be 7% Total Capital Ratio (R$ billion; % of RWA) 3.5 (14.7% ) 0.5 (2.2% ) 0.5 (2.0% ) 1Q26 3.7 (13.9% ) 0.5 (2.0% ) 0.5 (1.7%) 2Q26 Tier I Tier II Excess Capital Held at PicS N.V. 18.9% 17.6% 15.9% Basel Index

3Q26 Guidance (ex -Kovr) 33 Note: (1) Considers net revenues excluding derivative and hedge accounting revenues for each quarter . (2) Excludes LTIP expenses . Total Credit Portfolio Quarterly Cost of Risk Managerial Revenues (1) Net Interest Income Gross Profit IFRS Net Income Adjusted EBT (2) Adjusted Net Income (2) IFRS EBT ~R$ 34.7 B 3.9 – 4.1% ~R$ 4,040 M ~R$ 2,100 M ~R$ 1,270 M ~R$ 255 M ~R$ 378 M ~R$ 265 M ~R$ 360 M 3Q26 EXPECTATION

34 Eduardo Chedid Chief Executive Officer Final Remarks

2Q26 Final Remarks

Kovr's acquisition completed, strengthening position in the Brazilian insurance market

✓ **Accelerated Product development:** Faster creation and launch of products.

✓ **Incremental revenue opportunities:** Expanded distribution through Kovr's established partner network.

✓ **Enhanced unit economics:** Additional insurance margins through Kovr and migration of existing portfolio.

✓ **Proven leadership team:** Experienced management with a strong execution track record, operating independently.

Scale and Execution

Already Sizable Business
+100 products

Senior Executive Partners avg. 20+ years track-record in insurance

Full Service Insurtech Platform

Insurance

Capitalization

Private Pension

Distribution Channels

Strong Origination & Ability to establish Partnerships

PicPay accounts for **30%** of the insurance policies issued, while the remaining 70% are concentrated among **high-quality customers.**

Rebranding

The beginning of a **new phase**, maintaining **independence** and strengthening partnerships kovr

↓

KEV seguros

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2Q26 Final Remarks

Resilient Portfolio, Confident Outlook

Our risk-adjusted growth strategy is delivering a more resilient credit portfolio while expanding PicPay's addressable market beyond credit.

01 Macro Outlook

While delinquency remains elevated, recent trends point to stabilization, supported by a still-resilient labor market, with unemployment near historical lows and gradually moderating economic activity, a backdrop that supports continued monetary easing.

02 Asset Quality Remains Resilient

Our portfolio remains resilient by design, supported by greater exposure to secured products and partially secured, disciplined underwriting and robust risk management, following our credit fundamentals of a balanced portfolio, loss absorption ratios between 40-60% and ROEs above 30%

03 Private Payroll Loans Scaling Profitably

Private payroll loans scaling with attractive economics, including very healthy marginal ROEs and stable over-30 NPL metrics, supporting profitable growth in partially secured lending.

04 Non-Credit Revenue Expansion

+57% annual growth, underscoring the strength of our broader platform monetization, beyond credit-related revenue streams.

05 SMB Gaining Traction

SMB segment is gaining scale, relevance, and customer traction, with increasing potential to contribute meaningfully to future growth.

06 Kovr: A Catalyst for Earnings Expansion

The acquisition of Kovr accelerates the launch of new insurance modalities, creating opportunities to expand product penetration, capture additional economics and unlock a new contribution to earnings growth.

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Q&A

Non-IFRS Measures Reconciliation

39 Adjusted Profit Before Income Taxes Reconciliation 2Q26 1Q26 2Q25 ΔQoQ ΔYoY (in R$ M) % Profit before income taxes 268.4 221.7 106.1 +21% +153% Adjustments : Expenses related to share -based long -term incentive plan 22.5 26.8 - (21)% n.a. Adjusted Profit Before Income Taxes 290.9 248.5 106.1 17% 174%

40 Adjusted Profit Reconciliation 2Q26 1Q26 2Q25 ΔQoQ ΔYoY (in R$ M) % Profit for the period 269.0 151.7 120.3 +77% +124% Adjustments : Expenses related to share -based long -term incentive plan 14.0 17.6 - (21)% n.a. Adjusted Profit 283.0 169.4 120.3 +67% +135%

Glossary

Glossary • Adjusted Efficiency Ratio : Efficiency Ratio considers the sum of transactional expenses, technology expenses, marketing expenses, personnel expenses (excluding LTIP expenses), administrative expenses, and other expenses divided by total revenue and financial income, interest and other financial expenses, and other income . • Adjusted Net Income : We calculate Adjusted Net Income as our profit for the period/year, adjusted by the LTIP expenses . • Adjusted Operating Expenses : Expenses are the sum of technology expenses, marketing expenses, personnel expenses (excluding LTIP expenses), administrative expenses, depreciation and amortization expenses, and other expenses (income) for the period . • Adjusted Profit Before Income Taxes (Adjusted EBT) : We calculate Adjusted Profit Before Income Taxes as our profit before income taxes, adjusted to include or exclude certain non-recurring and/or non-cash items of income and expense, such as : (i) initial recognition of share -based long -term incentive plan expenses ; and (ii) expenses related to one -time provision for contingencies . • Consolidated TPV : We define total payment volume, or "TPV," as the aggregate amount of payments, outbound transfers (sending money) and cash -out, net of reversals, successfully completed on our platform. TPV represents the total amount of payments that pass through our ecosystem, and we generate revenue from certain payment transactions as a percentage of TPV . • Cost of Funding (% of CDI) : The cost of funding is mainly related to the interest expenses paid to customers who deposit funds in CDB, which are used to lend money to other customers in the form of loans . CDI is the Brazilian interbank deposit rate. • Gross Profit : We calculate Gross Profit as the total revenue and financial income minus total transaction and financial expenses minus credit loss allowance expenses . 42

Glossary • Margin from credit products : We calculate margin from credit products as the sum of total net revenue from transaction activities and other services and financial income from our credit operations (cards and loans) minus cost of funding from these products . • Margin from credit products after losses : We calculate margin from credit products after losses as margin from credit products minus credit loss allowance expenses . • Net Interest Income (NII): We calculate Net Interest Income (NII) as financial income less interest and other financial expenses . • Net Interest Margin (NIM): NIM is calculated as NII multiplied by 4 and then divided by the average of the following balance sheet metrics : (i) cash and cash equivalents ; (ii) financial assets at fair value through profit or loss ; (iii) financial assets at fair value through other comprehensive income, or OCI ; (iv) interest-earning portfolio; (v) other receivables ; (vi) other financial assets at amortized cost ; and (vii) interest-bearing trade receivables . • Net Interest Margin (NIM) from Credit Products : NIM from credit products is calculated as the margin from credit products multiplied by 4 and then divided by the average total credit portfolio in the period . • NIMAL (Net Interest Margin Adjusted for Losses) : NIMAL is calculated as the margin from credit products after losses multiplied by 4 and then divided by the average total credit portfolio in the period . • PicPay Card TPV : means the total payment volume generated from transactions made with our PicPay Card . • Quarterly Active Clients : means a consumer who has opened our app at least once and/or made a financial transaction and/or generated revenues during the preceding three-month period . Accounts that were voluntarily closed during the preceding three- month period are included in the calculation of total active consumers . • Quarterly Annualized Adjusted ROE : is calculated as the adjusted net income for the quarter multiplied by 4 and then divided by the average adjusted equity for the period . • Quarterly Average Cost to Serve per Quarterly Active Client (CTS) : We define quarterly average cost to serve per quarterly active client, or "CTS," as the sum of transaction expenses, technology expenses, marketing expenses (excluding customer acquisition expenses), personnel expenses (excluding LTIP expenses) and administrative expenses during the applicable three-month period divided by the average number of quarterly active clients during the applicable three-month period . The average number of quarterly active clients is defined as the average of the number of quarterly active clients on the end date of the immediately prior three-month period and the number of quarterly active clients on the end date of the current three-month period . • Quarterly Average Revenue per Quarterly Active Client (ARPAC) : We define quarterly average revenue per quarterly active client, or "ARPAC," as the total quarterly revenue and financial income of consumers divided by the average number of quarterly active clients during this period . The average number of quarterly active clients is defined as the average of the number of quarterly active clients on the end date of the immediately prior three-month period and the number of quarterly active clients on the end date of the current three-month period . • Stage 2+3 Formation : Stage 2+3 Formation represents the net inflow of Stage s 2 and 3 exposures during the period . The indicator is calculated by the variation in the Stage 2 and 3 balance s compared to the previous period plus write-offs in the current period divided by the total credit portfolio at the beginning of the period . • Stage 3 Formation : The stage 3 formation rate is calculated considering the stage 3 balance in the end of each period minus the stage 3 balance in the previous period plus write-offs divided by the total balance at the beginning of the period . 43

Glossary • Total Accounts : We define total accounts as the number of PicPay accounts opened by individuals, excluding accounts that have been charged -off, blocked or voluntarily closed by our consumers . Our management uses total accounts data to measure the growth of our brand and to evaluate our market positioning as a financial institution among our main competitors . • Total Deposits : We define total deposits as the following : : (i) user CDBs and payment accounts ; (ii) deposits from corporate customers ; (iii) other obligations under financial instruments – such as non-convertible subordinated Financial Letters namely : a fixed- rate senior Financial Letter, and a CDI -indexed subordinated Financial Letter; (iv) balance of commercial establishments – corporates ; and (v) financial liabilities under repurchase agreements – LFT . • Total Cash -in: We define total cash -in as total cash inflows into our digital wallet. To "cash in" means to add funds to the balance of a digital wallet account from outside our platform via transfers from other financial institutions (wire transfers), including via the Brazilian Central Bank's instant payment system (Pix), via boleto (bank slip), through the receipt of funds via P2P payments, payroll portability, contracting loans or pulling funds from other banks in app through Open Finance (PicPay operating as a payment initiator). • Total Credit Portfolio : We define Total Credit Portfolio as the outstanding end -of-period balance of our credit product receivables, including secured and unsecured consumer loans (such as FGTS loans, payroll loans, and personal loans), and secured and unsecured credit cards (gross of credit loss allowance) . • Wallet & Banking TPV : means the total payment volume generated from our wallet and banking product (P2P, cash -out Pix, bill payment, money withdrawal, wire transfers and international remittance & exchange) . 44